SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                   FORM SB2/A

            GENERAL FORM FOR WITHDRAWAL OF REGISTRATION OF SECURITIES
                      Pursuant to Section 12(b) or 12(g) of

                       COMMISSION FILE NUMBER 33-17598-NY

                              THE TIREX CORPORATION
             (Exact Name of Registrant as specified in its charter)


  DELAWARE                                                     22-2824362
(State or Other Jurisdiction)                            (IRS Employer I.D. No.)


                                3828 ST. PATRICK
                            MONTREAL, QUEBEC H4E 1A4
                                 (514) 933-2518



Securities to be registered pursuant to Section 12(b) of the Act:

                                      NONE.

Securities to be registered pursuant to Section 12(g) of the Act:


                          COMMON STOCK, PAR VALUE $.001
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                                TABLE OF CONTENTS


Item 1.  Withdrawal of Form SB-2...............................................3



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ITEM 1.  WITHDRAWAL OF FORM SB-2.

         The Tirex Corporation ("Registrant") hereby applies to withdraw its Form SB-2 filed May 21, 1998. Registrant intends to make substantial, material revisions to the filing so that complete and adequate information will be available to the public. It is therefore requested that an Order permitting withdrawal of the Form SB-2 be issued forthwith, as Registrant believes that it would be in the public interest. This filing by Registrant is on a voluntary basis as Registrant is not required to do so by any federal securities law or regulation.

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                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this withdrawal of the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated: April 17, 2000

                              THE TIREX CORPORATION



                              By: /s/ John L. Threshie, Jr.
                                 --------------------------------------------
                                      JOHN L. THRESHIE, Jr.
                                      President and
                                      Chief Executive Officer